UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

CONTENTS

As previously reported by Akari Therapeutics, Plc (the “Company”), the Company’s Board of Directors established an ad hoc special committee of the Board to review the involvement, if any, of Company personnel with the report issued by Edison Investment Research Ltd. (“Edison”) on April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”), which was later retracted. Edison was retained by the Company to produce research reports about the Company. While that review was pending, Dr. Gur Roshwalb, the Company’s Chief Executive Officer, was placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman temporarily assumed Dr. Roshwalb’s duties in his absence.

Following that review, the Company determined that the Edison Report was reviewed and approved by Dr. Roshwalb, in contravention of Company policy. On May 29, 2017, Dr. Roshwalb submitted his resignation as Chief Executive Officer and member of the Company’s Board of Directors, effective immediately. The Company has commenced an executive search to identify a replacement chief executive officer and in the interim, Dr. Ray Prudo will continue to act as the Company’s chief executive officer.

In addition, the Company has determined following that review that the previously reported interim analysis of the Company’s ongoing Phase 2 PNH trial of Coversin (the “Interim Phase 2 Results”), as stated in the Company’s press release issued on April 24, 2017 (the “Release”), was inaccurate with respect to one of five patients for whom information was provided in the Release. The Release stated that the “fifth patient with an LDH of 3.7 X ULN at baseline achieved the primary endpoint at day 14, but was withdrawn from the trial at day 43 due to a suspected co-morbidity unrelated to treatment, which would have excluded the patient from the trial protocol. While on Coversin, the patient met the primary endpoint (day 14), and achieved and maintained a CH50 <LLQ (day 1) but clinical response fluctuated and did not stabilize. After withdrawal, the patient switched to eculizumab. On eculizumab, LDH decreased to below 1.5X ULN and the patient experienced other clinical complications.” The Company has found that the fifth patient, who was withdrawn from the trial at day 43 due to a suspected co-morbidity unrelated to treatment, did not meet the primary endpoint.

The Company expects to release additional results with respect to the four continuing patients in the Phase 2 PNH trial of Coversin in approximately four weeks.

The Company and individuals it may be required to indemnify may be subject to governmental investigations and proceedings in connection with the Edison Report and the Release. On May 12, 2017, a putative class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb,  and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer. In addition, on May 19, 2017, a putative class action captioned Sherli Shamoon v. Akari Therapeutics, PLC, Gur Roshwalb,  and Dov Elefant (Case 1:17-cv-03783) was filed in the U.S. District Court for the Southern District of New York against the Company, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer. The plaintiffs in both class actions asserted claims alleging federal securities laws violations relating primarily to the Company’s press release issued on April 27, 2017 stating that investors should not rely on the Edison Report. The purported class covers the period from March 30, 2017 to May 11, 2017. The actions seek unspecified damages and costs and fees. At present, no summons has been served on the Company in either action. If served, the Company intends to vigorously defend itself against these lawsuits.  The Company is unable at this time to predict the timing or outcome of those or any other lawsuits that may be commenced in relation to the matters discussed herein or otherwise. Nor is the Company able to predict whether any governmental authorities will institute investigations or proceedings in relation to these matters, or the impact, if any, of any of the foregoing on the Company’s business, operations, cash flows and/or financial condition. The Company voluntarily reported the special committee’s investigation to the Securities and Exchange Commission.

On May 30, 2017, the Company issued a press release announcing, among other things, the information described in this Report on Form 6-K. A copy of the press release is attached hereto as Exhibit 99.1.

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-3, File No. 333-207443, Form S-8 (No. 333-198109 and 333-207444), Registration Statement on Form F-3 File No. 333-198107, and the Registration Statements on Post-Effective Amendments to Form F-1 on Form F-3 (333-185247, 333-187826 and 333-191880).

Exhibit No.

99.1	Press Release dated May 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: May 30, 2017